SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 11 September 2009

PRUDENTIAL PLC SCRIP DIVIDEND

Application has been made to the London Stock Exchange Limited for 7,905,487 Ordinary shares of 5p each (“shares”) to be admitted to the Official List.

It is expected that permission to admit the shares will be granted on 23 September 2009 and that dealings will commence on 24 September 2009.

These shares are being issued as a result of elections received pursuant to the Scrip Dividend Offer in respect of the 2009 interim dividend.

These shares will rank pari passu with the existing issued Ordinary shares.

NOTE:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Name of contact & telephone numbers for queries:

Group Secretariat

Jennie Webb 020 7548 2027

Penny Follows 020 7548 3821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS

Clive Burns
Head of Secretariat